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07008759



SEC MAIL PROCESSING SECTION
RECEIVED
DEC 2 0 2007
WASH, D.C.
190

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 08132

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/06 (MM/DD/YY) AND ENDING 10/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BERNARD L. MADOFF INVESTMENT SECURITIES LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

885 Third Avenue
(No. and Street)

New York (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Enrica Cotellessa-Pitz 212-230-2424 Ext. 2429
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friehling & Horowitz, CPA's P.C.
(Name – *if individual, state last, first, middle name*)

337 North Main Street (Address) New City (City) New York (State) 10956 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JAN 2 2 2008
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AA 1/11/08

OATH OR AFFIRMATION

I, Bernard L. Madoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bernard L. Madoff Investment Securities LLC, as of October 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Sole Member

Title

JEAN LARSEN
Notary Public, State of New York
No. 01LA6113016
Qualified in New York County
Commission Expires July 19, 20[illegible]



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ** [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- *** [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditors' Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* See Note 3 Supplementary Information

** See Note 1 Supplementary Information

*** See Note 2 Supplementary Information

BERNARD L. MADOFF INVESTMENT SECURITIES LLC

STATEMENT OF FINANCIAL CONDITION

OCTOBER 31, 2007

FRIEHLING & HOROWITZ
CERTIFIED PUBLIC ACCOUNTANTS

FRIEHLING & HOROWITZ, CPA'S, P.C.
337 NORTH MAIN STREET
NEW CITY, NEW YORK 10956
PHONE: 845-639-0501
FAX: 845-639-0508

Bernard L. Madoff Investment Securities LLC
885 Third Avenue
New York, New York 10022

INDEPENDENT AUDITORS' REPORT

Gentlemen:

We have audited the accompanying statement of financial condition of Bernard L. Madoff Investment Securities LLC (the "Company") as of October 31, 2007 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by the Company's management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Bernard L. Madoff Investment Securities LLC at October 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

New City, New York
December 19, 2007

Friehling & Horowitz, CPA's PC

BERNARD L. MADOFF INVESTMENT SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2007

ASSETS

Cash and cash equivalents	$ 24,696,565
Cash segregated under federal and other regulations	2,604,995
Securities borrowed	249,818,562
Receivable from broker-dealers clearing organizations and others	55,333,291
Securities owned at market value:	
U.S. government obligations	79,493,600
Equities	431,608,041
Corporate obligations	86,468,644
Options	118,138,569
Securities owned not readily marketable, at estimated fair value	29,580,483
Other investments not readily marketable, at estimated fair value	4,226,029
Membership in exchange, owned at cost	69,400
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation	7,916,476
Other assets	3,359,484
TOTAL ASSETS	$1,093,314,139

The accompanying notes are an integral part of these financial statements.

BERNARD L. MADOFF INVESTMENT SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
AS OF OCTOBER 31, 2007

LIABILITIES AND MEMBER'S EQUITY

Securities loaned	$ 31,775,773
Payable to brokers-dealers, clearing organizations, and others	1,694,278
Securities sold, but not yet purchased at market value:	
Equities	222,883,432
Corporate obligations	12,170,000
Options	150,917,391
Accounts payable, accrued expenses, taxes and other liabilities	5,873,265
TOTAL LIABILITIES	$ 425,314,139
MEMBER'S EQUITY	668,000,000
TOTAL LIABILITIES AND MEMBER'S EQUITY	$1,093,314,139

The accompanying notes are an integral part of these financial statements.

Our audited Statement of Financial Condition filed pursuant to S.E.C. rule 17a-5, dated October 31, 2007, is available for examination and copying at our office and at the Securities and Exchange Commission in New York, New York.

NOTE 1 -- NATURE OF BUSINESS AND ORGANIZATION

The Company is a broker/dealer registered with the Securities and Exchange Commission and is a member of various exchanges and the Financial Industry Regulatory Authority. The Company has been executing securities transactions since 1960.

NOTE 2 -- SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents consist of cash and highly liquid investments not held for resale with maturities, when purchased, of three months or less.

Securities borrowed and securities loaned are recorded at the amount of cash collateral advanced or received in connection with the transactions. Securities borrowed transactions require the Company to provide the counterparty with cash collateral whereas the Company receives cash collateral in securities loaned transactions. The amount of cash collateral required to be deposited is an amount in excess of the market value of the securities borrowed or loaned. It is the Company's policy to monitor the market value of the securities on a daily basis with additional collateral obtained or refunded as necessary.

Assets, liabilities, and income statement accounts denominated in foreign currencies are translated at fiscal year-end rates of exchange. Gains or losses resulting from foreign currency transactions are included in net income.

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Customers' securities transactions are reported on a settlement date basis with related commission income and expenses reported on a trade date basis. Securities owned or sold but not yet purchased are stated at quoted market values, with resulting unrealized gains and losses included in results of operations.

The process of preparing financial statements in conformity with generally accepted accounting principles requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

The Company is engaged in various trading and brokerage activities whose counterparties primarily include broker-dealers, banks and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Furniture and equipment are stated at cost, less accumulated depreciation. Depreciation is provided on the MACRS method over the estimated useful life of the asset, generally five or seven years. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease.

Membership in exchange is recorded at cost.

NOTE 3 – FINANCIAL INSTRUMENTS

Derivative financial instruments used for trading purposes, including economic hedges of trading instruments, are carried at market value or, if market prices are not readily available, fair value. Market values for exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter derivative financial instruments, principally swaps, are based on pricing models intended to approximate the amounts that would be received from or paid to a third party in settlement of the contracts.

Derivatives used for economic hedging purposes include swaps, futures, and purchased options. Unrealized gains or losses on these derivative contracts are recognized currently in the statement of income as trading revenue.

Fair values of swaps are recorded in securities owned or securities sold, not yet purchased, as appropriate. Open equity in futures transactions are recorded as receivables from and payables to broker-dealers and clearing organizations or others, as applicable.

NOTE 4 -- REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital rule 15c3-1. The Company has elected to compute its Net Capital requirement under the Alternative Method. At October 31, 2007, under this method, the Company's Net Capital was $486,163,121. The required Net Capital was $1,000,000 thereby leaving capital in excess of all requirements of $485,163,121.

NOTE 5 -- COMMITMENTS AND CONTINGENT LIABILITIES

The Company leases certain office space under non-cancelable operating leases which expire in 2012 and 2017. The aggregate lease and rental commitments payable for the entire term of the leases are $17,414,400 and $2,681,300 respectively.

The Company has no pending lawsuits against it.

END